UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR For Period Ended: September 30, 2023
•Transition Report on Form 10-K
•Transition Report on Form 20-F
•Transition Report on Form 11-K
•Transition Report on Form 10-Q
•Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VELO3D, INC.
Full Name of Registrant

N/A
Former Name if Applicable

511 DIVISION STREET
Address of Principal Executive Office (Street and Number)

CAMPBELL, CA 95008
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Subsequent to the Earnings 8-K referred to below, in connection with the preparation of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Quarterly Report”), Velo3D, Inc. (the "Registrant") determined that approximately $200,000 of revenues previously reported in the Earnings 8-K should have been deferred. As a result, the Registrant expects that it will not satisfy the minimum revenue covenant for the quarter ended September 30, 2023 in the Registrant’s senior secured convertible notes due 2026 (the “Notes”) when the Registrant finalizes its condensed consolidated financial statements as of and for the periods ended September 30, 2023 in connection with the filing of the Quarterly Report, which, if not waived, would result in an event of default under the Notes and allow the holders of the Notes to declare the Notes due and payable in cash in an amount equal to the Event of Default Acceleration Amount (as defined in the Notes). Since discovering the issue, the Registrant has been negotiating a proposed amendment to the Notes with the holders thereof, although the Registrant does not expect that a waiver or an amendment will be obtained prior to the extension period provided for within Rule 12b-25. As such, the Registrant will present the debt as current on the consolidated balance sheet and will include disclosure that the Company has substantial doubt about its ability to continue as a going concern. The Company expects to continue discussions with the holders of the Notes subsequent to filing the Form 10-Q; however, the Registrant may not be able to obtain a waiver or an amendment on favorable terms or at all. If a waiver or amendment is not agreed to by the holders of the Notes, the Registrant does not have sufficient capital to satisfy the outstanding principal and interest due.

As a result of those negotiations and other related matters that have required the attention of senior management and other key personnel, the Registrant could not, without unreasonable effort or expense, complete the Quarterly Report within the prescribed time period. The Registrant plans to file the Quarterly Report within the extension period, in compliance with Rule 12b-25.

PART IV – OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Bernard Chung	(408)	610-3915
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant furnished a Current Report on Form 8-K on November 6, 2023 with the Registrant’s results for the three and nine months ended September 30, 2023 compared to the three and nine months ended September 30, 2022 (the "Earnings 8-K").

As described above, subsequent to the Earnings 8-K, the Registrant determined that approximately $200,000 of previously disclosed revenues should have been deferred. As a result of the expected corresponding reduction in the third quarter revenues previously reported in the Earnings 8-K, the Registrant expects to report for the quarter ended September 30, 2023 revenues of $23.8 million, gross profit of $1.5 million, gross margin of 6.3%, and a net loss of $(17.4) million, or $(0.09) per diluted share.

Further, as described above, as a result of the uncertainty regarding the negotiations with the holders of the Notes, the Registrant has determined that, as of the date hereof, there is substantial doubt about its ability to continue as a going concern.

The Registrant does not expect any additional changes to the results reported in the Earnings 8-K other than those resulting from the $200,000 of revenues as discussed above; however, results may be subject to change after the completion of the Registrant’s condensed consolidated financial statements as of and for the periods ended September 30, 2023.

VELO3D, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2023	By:	/s/ Bernard Chung
	Name:	Bernard Chung